Faegre Drinker Biddle & Reath LLP

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www.faegredrinker.com

February 23, 2021

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Long

RE:	Northern Funds (811-08236)

Sarbanes-Oxley Review

Dear Mr. Long:

The following responds to the SEC Staff’s comments that you provided by telephone on January 26, 2021 regarding the review of the N-CSR filed by Northern Funds (the “Trust, and each series thereof, a “Fund”) for its fiscal year ended March 31, 2020.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response.

1.      Comment: Multi-Manager Global Listed Infrastructure Fund states that it is non-diversified. As of March 31, 2020, the Fund was operating as a diversified fund. If the Multi-Manager Global Listed Infrastructure Fund has been operating as diversified for the last three years, confirm it will receive shareholder approval for the switch to non-diversified status.

         Response: The registrant confirms that, if the Multi-Manager Global Listed Infrastructure Fund operates as a diversified fund for a period of three years, the Multi-Manager Global Listed Infrastructure Fund will seek shareholder approval before operating as a non-diversified fund.

Regards,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

Copy to:    Peter K. Ewing

    Jose Del Real

    Randal E. Rein

    Kevin O’Rourke

    Diana E. McCarthy